                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                                   UNOVA, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    91529B106
             -------------------------------------------------------
                                 (CUSIP Number)

                                Thomas P. Hyatte
                                  Unitrin, Inc.
                              One East Wacker Drive
                                Chicago, IL 60601
                                 (312) 661-4930
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 29, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 91529B106
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Unitrin, Inc.
      95-4255452

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            12,657,764
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             12,657,764
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    12,657,764
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 91529B106
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Trinity Universal Insurance Company
      75-0620550
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IC, CO
------------------------------------------------------------------------------

Amendment No. 7 to Schedule 13D

     This Amendment No. 7 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, and Amendment No. 6 dated July 9, 2002. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated November 3, 1997.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of UNOVA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21900 Burbank Boulevard, Woodland Hills, California 91367.

Item 2.  Identity and Background

     For information concerning the directors and executive officers of Unitrin and Trinity, see Schedules UNIT and T, respectively to this Amendment. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On July 25, 2002, Trinity transferred to Unitrin 5,711,449 shares of Common Stock, representing all of Trinity's holdings of the Issuer's Common Stock, in exchange for approximately $31,984,000 in cash. Trinity is a wholly owned subsidiary of Unitrin. The source of the cash consideration for this transaction was Unitrin's own internal funds.

Item 4.  Purpose of Transaction

     In connection with Unitrin's investment in the Issuer and participation in the Issuer's financing arrangements described in Amendment No. 4 to Schedule 13D, Unitrin may consider, make proposals with respect to, and/or enter into discussions regarding, one or more of the transactions and events specified in clauses (a) through (j) of Item 4 of Schedule 13D including transactions involving additional debt or equity financing of the Issuer. There can be no assurance that Unitrin will take any such actions or that, if taken, any such actions will be consummated or result in any transaction of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

     As described in Item 3 above, Trinity transferred to Unitrin 5,711,449 shares of Common Stock, representing all of Trinity's holdings of the Issuer's Common Stock, in exchange for approximately $31,984,000 in cash on July 25, 2002. Prior to this transaction, Unitrin beneficially owned such shares of Common Stock indirectly through Trinity. Accordingly, this transaction represents only a change in the form of Unitrin's beneficial ownership interest in the subject shares of Issuer's Common Stock from indirect to direct.

     As indicated on the cover pages, Unitrin beneficially owns 12,657,764 shares of Common Stock over which it has sole voting and dispositive power.

     As indicated on the cover pages, Trinity no longer beneficially owns any shares of Common Stock.

     Except as described in this Amendment No. 7 to Schedule 13D, to the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor anyone listed in the attached Schedules has entered into any transactions involving the Issuer's Common Stock. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 29, 2002                   UNITRIN, INC.


                                      By: /s/ Scott Renwick
                                          -------------------------------------
                                          Scott Renwick
                                          Senior Vice President

                                      TRINITY UNIVERSAL INSURANCE COMPANY


                                      By: /s/ John M. Boschelli
                                          -------------------------------------
                                          John M. Boschelli
                                          Assistant Treasurer

                                                                   SCHEDULE UNIT

                                  UNITRIN, INC.

NAME (ALL U.S.                     POSITION WITH UNITRIN (PRINCIPAL
CITIZENS UNLESS          BUSINESS  OCCUPATION, IF DIFFERENT,
OTHERWISE NOTED)         ADDRESS   PRESENTED IN FOOTNOTES)
James E. Annable           (2)     Director

David F. Bengston (9)      (1)     Vice President

John M. Boschelli          (1)     Treasurer

Eric J. Draut (9)          (1)     Director, Executive Vice President, & Chief
                                   Financial Officer

Douglas G. Geoga           (3)     Director

Reuben L. Hedlund          (4)     Director

Jerrold V. Jerome          (5)     Director

William E. Johnston, Jr.   (6)     Director

Edward J. Konar            (1)     Vice President

Scott Renwick              (1)     Senior Vice President, Secretary &
                                   General Counsel

Richard Roeske (9)         (1)     Vice President & Chief Accounting Officer

Fayez S. Sarofim           (7)     Director

Donald G. Southwell (9)    (1)     Director, President & Chief Operating Officer

Richard C. Vie             (1)     Director, Chairman of the Board & Chief
                                   Executive Officer

Ann E. Ziegler             (8)     Director


(1)  One East Wacker Drive, Chicago, Illinois 60601.

(2) Mr. Annable is Economic Advisor to the Chairman of Bank One Corporation. 1 Bank One Plaza, Suite 0476, Chicago, Illinois 60670.

(3) Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200 West Madison, 38th Floor, Chicago, Illinois 60606.

(4) Mr. Hedlund is a partner in the law firm of Hedlund & Hanley, LLC 55 West Monroe Street, Suite 3100, Chicago, Illinois 60603.

(5) Mr. Jerome is a retired executive. 41 Country Meadows Road, Rolling Hills Estates, CA 90274.

(6) Mr. Johnston is President de Conseil de Surveillance and a director of Salins Europe. 155 N. Harbor Drive, Chicago, Illinois 60601.

(7) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010

(8) Ms. Ziegler is Senior Vice President, Corporate Development of Sara Lee Corporation. Three First National Plaza, Suite 4700, Chicago, Illinois 60602

(9)  See also Schedule T filed herewith.

July 29, 2002

                                                                      SCHEDULE T



                       TRINITY UNIVERSAL INSURANCE COMPANY


NAME (ALL U.S.                      POSITION WITH TRINITY (PRINCIPAL
CITIZENS UNLESS          BUSINESS   OCCUPATION, IF DIFFERENT,
OTHERWISE NOTED)         ADDRESS    PRESENTED IN FOOTNOTES)
David F. Bengston (4)       (1)     Director

Roger M. Buss               (2)     Vice President

Donald C. Crutchfield       (2)     Vice President

Eric J. Draut (4)           (1)     (A) Director

Judith E. Fagan             (2)     Senior Vice President, Secretary & Director

William P. Fisanick         (2)     Chief Actuary

Samuel L. Fitzpatrick       (1)     Director

Dennis O. Halsey            (2)     Senior Vice President

Ronald I. Henry             (2)     Vice President

Dorothy A. Langley          (2)     Vice President & Corporate Counsel

Kevin T. McNamara           (2)     Vice President

Clark H. Roberts            (2)     Vice President & Treasurer

Richard Roeske              (1)     Director

James A. Schulte            (2)     President & Director

Donald G. Southwell (4)     (1)     (A) Director & Chairman of the Board

Keith J. Taylor             (3)     Vice President


(1)  One East Wacker Drive, Chicago, Illinois 60601.

(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231

(3)  Valley Insurance Companies, 2450 14th Avenue, S.E., Albany, Oregon 97321

(4)  See also Schedule UNIT filed herewith.

(A)  Member, Investment Committee of the Board of Directors.


July 29, 2002